Exhibit 99.1

July 17, 2023

Metals Acquisition Limited Appoints Dan Vujcic as Interim CFO

JERSEY, Channel Islands--(BUSINESS WIRE)--Metals Acquisition Limited. (NYSE: MTAL):

Metals Acquisition Limited (“MAC” or the “Company”) today announced the appointment of Dan Vujcic as interim Chief Financial Officer in addition to his current role as Chief Development Officer.  Mr. Vujcic replaces Jaco Crouse who has left the company to pursue other opportunities.  The Board of Directors of the Company has commenced a search for a permanent CFO.

Mr. Vujcic, one of the founders of the company, is well supported by the Company’s recently expanded finance team in Canada and Australia. He brings a background that includes Investment Banking & Corporate Advisory with close to two decades of experience in global capital markets and currently serves as a Non-Executive Director of an LSE-listed development company. Over his career, Mr. Vujcic has advised clients in a diverse range of commodities across numerous jurisdictions, including raising capital in both equity and debt markets globally, supporting the growth ambitions of emerging miners, and attaining a significant presence in the industry. Previously, Mr. Vujcic led the effort to expand Jefferies’ footprint globally through its coverage of emerging small/mid-cap and family offices.

Mr. Vujcic started his investment banking career at Citi in Sydney in 2003 in the Metals & Mining team and was involved in several high-profile transactions, including Fortescue Metals Group Ltd’s US$2.5 billion US high yield bond, its initial greenfield funding, paving the way for the development of one of the largest global iron ore producers. In 2007, Mr. Vujcic moved to Morgan Stanley in London working closely on transactions with Rio Tinto plc, Anglo American plc, First Quantum, and a number of emerging markets mining clients in the CIS and Asia.

Mr. Vujcic completed a Bachelor of Business with 1st Class Honours at the University of Technology, Sydney in 1999 and completed his Chartered Accountants (ICAA) qualification at Arthur Andersen in 2002.

The Company thanks Mr. Crouse for his efforts over the past two years in supporting the Company and wishes him well in his future endeavours.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited. +1 (817) 698-9901 mick.mcmullen@metalsacqcorp.com	Dan Vujcic Chief Development Officer and Interim Chief Financial Officer Metals Acquisition Limited. +61 451 634 120 dan.vujcic@metalsacqcorp.com

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.